UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 40)

American Income Fund, Inc. (MRF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02672T109

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 02672T109

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  485,406

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  485,406

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

485,406

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

5.13%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
American Income Fund
U.S. Bancorp, Piper Jaffray
800 Micollet Mall
Mail St#J1012057
Minneapolis, Minnesota 55402-7020

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 485,406 shares of MRF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 5.13% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of MRF fit the investment guidelines for various Accounts. Shares have been acquired since December 13, 1993.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 485,406 shares, which represents 5.13% of the outstanding Shares. Sophie P. Karpus, presently owns 650 shares purchased on November 24, 1998 at a price of $8.61 per share (250 shares), November 17, 2004 at $8.27 (321 shares) and November 18, 2004 at $8.27 (179 shares). Ms. Karpus sold shares on November 6, 2006 at $8.22 (50 shares) and on December 5, 2006 at $8.40 (50 shares). Karpus Investment Management Profit Sharing Plan presently owns 1,000 shares purchased on March 29, 2001 at $8.52 (352 shares), November 17, 2004 at $8.27 (288 shares), November 18, 2004 at $8.27 (160 shares), April 26, 2006 at $7.60 (500 shares), April 27, 2006 at $7.60 (300 shares), April 28, 2006 at $7.60 (400 shares), and on May 2, 2006 and May 10, 2006 at $7.67 (400 shares). The Plan sold shares on September 5, 2006 at $7.98 (100 shares), September 15, 2006 at $8.12 (100 shares), September 18, 2006 at $8.12 (50 shares), September 20, 2006 at $8.15 (50 shares), September 21, 2006 at $8.15 (100 shares), September 27, 2006 at $8.13 (100 shares), October 3, 2006 at $8.18 (100 shares), October 4, 2006 at $8.18 (100 shares), October 6, 2006 at $8.24 (100 shares), October 19, 2006 at $8.24 (100 shares), November 6, 2006 at $8.23 (100 shares), November 24, 2006 at $8.24 (200 shares), November 30, 2006 at $8.39 (100 shares), December 1, 2006 at $8.41 (50 shares), and on December 4, 2006 at $8.40 (50 shares). None of the other Principals presently own shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 11/6/2006 -5,600  $8.22
 11/15/2006 -1,400  $8.23
 11/20/2006 -500  $8.10
 11/22/2006 -350  $8.17
 11/24/2006 -5,300  $8.24
 11/27/2006 -1,300  $8.25
 11/29/2006 -1,600  $8.39
 11/30/2006 -2,800  $8.39
 12/1/2006 -1,800  $8.39
 12/4/2006 -700  $8.38
 12/5/2006 -1,300  $8.38
 12/6/2006 -5,504  $8.30
 12/7/2006 -1,320  $8.29
 12/8/2006 -4,800  $8.39
 12/11/2006 -100  $8.38
 12/14/2006 -910  $8.22
 12/15/2006 -165  $8.22
 12/18/2006 -250  $8.22
 12/19/2006 -200  $8.24
 12/20/2006 -425  $8.34
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MRF securities.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice President
Date:   January 9, 2007